The information in this preliminary pricing supplement is not complete and may be changed. We may not deliver these notes until a final pricing supplement is delivered. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these notes and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated June 17, 2021

PROSPECTUS Dated November 16, 2020	Pricing Supplement No. 1,814 to
PROSPECTUS SUPPLEMENT Dated November 16, 2020	Registration Statement Nos. 333-250103; 333-250103-01
Dated , 2021
Rule 424(b)(2)
Morgan Stanley Finance LLC STRUCTURED INVESTMENTS Opportunities in Commodities

$

Bloomberg Commodity IndexSM-Linked Notes due

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the Bloomberg Commodity IndexSM, as measured from the trade date to and including the determination date (expected to be between 24 and 27 months after the trade date). The return on your notes will equal the underlier return, which is the percentage increase or decrease in the final underlier level on the determination date from the initial underlier level. If the final underlier level is less than the initial underlier level (which will be set on the trade date), the return on your notes will be less than the $1,000 face amount of your notes. You could lose your entire investment in the notes. In addition, the payment at maturity, if any, will be calculated based on the $1,000 face amount of your notes, which is less than the original issue price you pay for your notes. As a result, you will lose some or all of your investment in the notes if the underlier return is less than the percentage by which the original issue price you pay for your notes exceeds the $1,000 face amount of the notes. These notes are for investors who seek a commodity index-based return and who are willing to risk their principal and forgo current income in exchange for the opportunity to receive a return based on the performance of the underlier and who are willing to purchase the notes at a premium to the face amount even though the payment at maturity, if any, will be calculated based on the $1,000 face amount of the notes, which is lower than the issue price. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

The underlier has returns based on the change in price of futures contracts included in the underlier, not the change in the spot price of the actual physical commodities to which such futures contracts relate. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000.

You will lose some or all of your investment at maturity if the underlier return is less than the percentage by which the original issue price you pay for your notes exceeds the $1,000 face amount of the notes.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date will be approximately $991.10 per note, or within $16.10 of that estimate. See “Estimated Value” on page 2.

	Price to public(1)	Agent’s commissions(2)	Proceeds to us(3)
Per note	$1,018.00 to $1,028.00 (to be set on the trade date) of the face amount	$20	$998.00 to $1,008.00 (to be set on the trade date)
Total	$	$	$

(1) The price to public will be between 101.80% and 102.80% of the face amount. Because the original issue price will be between 101.80% and 102.80% per note, you are purchasing your notes at a premium to the face amount. However, the payment at maturity, if any, will be calculated based on the face amount of the notes, which is lower than the original issue price, and will not be adjusted based on the original issue price. As a result, the return on your investment in the notes will be lower than it would have been if the issue price were equal to the face amount; see “Risk Factors—Because the Notes Are Offered At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” on page 11 and “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest” on page 33.

(2) Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer, which will receive a fixed sales commission of 2.00% of the $1,000 Face Amount for each note they sell. For more information, see “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest”.

(3) See “Additional Information About the Notes—Use of proceeds and hedging” beginning on page 33.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 10.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Key Terms” on page 3.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. This prospectus includes this preliminary pricing supplement and the accompanying documents listed below. This preliminary pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•         Prospectus dated November 16, 2020

•         Prospectus Supplement dated November 16, 2020

The information in this preliminary pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Face Amount of each note is $1,000, but the Original Issue Price will be between $1,018.00 to $1,028.00 per note, which means that you are purchasing the notes at a premium to the Face Amount. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date will be less than both the Original Issue Price and the Face Amount, which is, in turn, lower than the Original Issue Price. We estimate that the value of each note on the Trade Date will be approximately $991.10, or within $16.10 of that estimate. Our estimate of the value of the notes as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlier, instruments based on the Underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Bloomberg Commodity IndexSM-Linked Notes, which we refer to as the notes, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

If the terms described herein are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described herein shall control.

Key Terms

Issuer: Morgan Stanley Finance LLC

Guarantor: Morgan Stanley

Underlier: Bloomberg Commodity IndexSM (Bloomberg Ticker Symbol: BCOM)

Underlier Publisher: Bloomberg Finance L.P. and any successor publisher thereof

Specified currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $ in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Cash Settlement Amount (on the Stated Maturity Date): For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to: the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000. The Cash Settlement Amount will be calculated based on the Face Amount of your notes, which is less than the Original Issue Price.

You will lose some or all of your investment at maturity if the Underlier Return is less than the percentage by which the Original Issue Price you pay for your notes exceeds the $1,000 Face Amount of the notes. Any payment of the Cash Settlement Amount is subject to our credit risk.

Initial Underlier Level: To be determined on the Trade Date and will be set equal to the Closing Level of the Underlier on the Trade Date.

Final Underlier Level: The Closing Level of the Underlier on the Determination Date, except in the limited circumstances described under “Determination Date (to be set on the Trade Date)” below, and subject to adjustment as provided under “Discontinuance of the Underlier; alteration of method of calculation” below.

Underlier Return: The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a percentage

Trade Date:

Original Issue Date (Settlement Date) (to be set on the Trade Date): Expected to be the fifth scheduled Business Day following the Trade Date.

Determination Date (to be set on the Trade Date): Expected to be between 24 and 27 months after the Trade Date; provided that if the Determination Date is not an Underlier Business Day, the Determination Date shall be the next succeeding Underlier Business Day; provided further that if a Market Disruption Event relating to the Underlier or one or more commodity contracts underlying the Underlier (each, an “Underlier Contract”) occurs on the Determination Date, the Closing Level for the Determination Date shall be determined in accordance with the next succeeding paragraph.

If a Market Disruption Event relating to the Underlier or any Underlier Contract occurs on the Determination Date, the Calculation Agent will calculate the Closing Level using as a price (i) for each

Underlier Contract that did not suffer a Market Disruption Event on the Determination Date, the official settlement price of such Underlier Contract on the Determination Date and (ii) for each Underlier Contract that did suffer a Market Disruption Event on such date, the official settlement price of such Underlier Contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such Underlier Contract; provided that, if a Market Disruption Event occurs with respect to such Underlier Contract on each of the five consecutive Trading Days immediately succeeding the Determination Date, the Calculation Agent will determine the price of such Underlier Contract for the Determination Date on the fifth succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price. If such quotations are provided as requested, the price of the relevant Underlier Contract for the Determination Date shall be the arithmetic mean of such quotations. Quotations of MS & Co., MSCG (as defined below) or any of their respective affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained. If fewer than three quotations are provided as requested, the price of the relevant Underlier Contract for the Determination Date shall be determined by the Calculation Agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant. In calculating the Closing Level in the circumstances described in this paragraph, the Calculation Agent will use the formula for calculating the Underlier last in effect prior to the Determination Date; provided that if the relevant Market Disruption Event in respect of the Underlier is due to a Material Change in Formula, the Calculation Agent will use the formula last in effect prior to that Market Disruption Event.

Stated Maturity Date (to be set on the Trade Date): Expected to be the second scheduled Business Day following the Determination Date, subject to postponement as described below; provided that if the scheduled Stated Maturity Date is not a Business Day, we will pay you the Cash Settlement Amount, if any, on the next succeeding Business Day with the same force and effect as if paid on the scheduled Stated Maturity Date. The Stated Maturity Date is a pricing term and will be determined by us on the Trade Date.

Postponement of Stated Maturity Date: If the scheduled Determination Date is not a Trading Day or if a Market Disruption Event occurs on that day so that the Determination Date as postponed falls less than two Business Days prior to the scheduled Stated Maturity Date, the Stated Maturity Date of the notes will be postponed to the second Business Day following that Determination Date as postponed.

Closing Level: The Closing Level on any Underlier Business Day will be determined by the Calculation Agent and will equal the official settlement price of the Underlier as published by the Underlier Publisher, or any Successor Underlier (as defined under “Discontinuance of the Underlier; alteration of method of calculation” below). In certain circumstances, the Closing Level will be based on the alternate calculation of the Underlier described under “Discontinuance of the Underlier; alteration of method of calculation.”

Reuters and various other third-party sources may report the official settlement price of the Underlier. If any such reported price differs from that as determined by the Underlier Publisher or its successor, the official settlement price published by such Underlier Publisher or its successor will prevail.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Underlier Business Day: Any day on which the official settlement price of the Underlier is scheduled to be published by the Underlier Publisher or its successor.

Trading Day: With respect to any Underlier Contract, a day, as determined by the Calculation Agent, on which the Relevant Exchange for such Underlier Contract is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Market Disruption Event: Market Disruption Event means (i) with respect to the Underlier, any of a Price Source Disruption, Disappearance of Commodity Reference Price, Material Change in Formula or Material Change in Content, or (ii) with respect to any Underlier Contract, any of a Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, in each case, as determined by the Calculation Agent in its sole discretion.

Price Source Disruption: Price Source Disruption means (a) with respect to the Underlier, either (i) the temporary failure of the Underlier Publisher to announce or publish the official settlement price of such Underlier (or the price of any Successor Underlier, if applicable), or the information necessary for determining such price (or the price of any Successor Underlier, if applicable) or (ii) the temporary discontinuance or unavailability of such Underlier, and (b) with respect to any Underlier Contract, the temporary or permanent failure of any Relevant Exchange to announce or publish the relevant price for such Underlier Contract.

Trading Disruption: Trading Disruption means, with respect to any Underlier Contract, the material suspension of, or the material limitation imposed on, trading in an Underlier Contract or futures contracts related to such Underlier Contract on the Relevant Exchange for such Underlier Contract. For these purposes, a limitation of trading in an Underlier Contract or futures contracts related to such Underlier Contract shall be deemed to be material only if the Relevant Exchange establishes limits on the range within which the price of the Underlier Contract or futures contracts related to such Underlier Contract may fluctuate and the closing or settlement price of the Underlier Contract or futures contracts related to such Underlier Contract is at the upper or lower limit of that range.

Disappearance of Commodity Reference Price: Disappearance of Commodity Reference Price means (a) with respect to the Underlier, the disappearance or permanent discontinuance or unavailability of the official settlement price of such Underlier, notwithstanding the availability of the price source or the status of trading in the Underlier Contracts or futures contracts related to the Underlier Contracts, and (b) with respect to any Underlier Contract, either (i) the failure of trading to commence, or the permanent discontinuance of trading, in such Underlier Contract or futures contracts related to such Underlier Contract on the Relevant Exchange for such Underlier Contract or (ii) the disappearance of, or of trading in, such Underlier Contract.

For purposes of this definition, a discontinuance of publication of the Underlier will not be a Disappearance of Commodity Reference Price if MSCG has selected a Successor Underlier in accordance with “Discontinuance of the Underlier; alteration of method of calculation.”

Material Change in Formula: Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the official settlement price of the Underlier.

Material Change in Content: Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Underlier or relevant futures contracts.

Tax Disruption: With respect to any Underlier Contract, Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, such Underlier Contract (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price of such Underlier Contract on any day that would otherwise be the Determination Date from what it would have been without that imposition, change or removal.

Relevant Exchange: With respect to the any Underlier Contract, Relevant Exchange means the principal exchange or trading market for such Underlier Contract.

Discontinuance of the Underlier; alteration of method of calculation: If, following the Trade Date, the Underlier Publisher discontinues publication of the Underlier and the Underlier Publisher or another entity (including MSCG or MS & Co.) publishes a successor or substitute index that MSCG, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Underlier (such Underlier being referred to herein as a “Successor Underlier”), then any subsequent Closing Level will be determined by reference to the published value of such Successor Underlier at the regular weekday close of trading on the Underlier Business Day that any Closing Level is to be determined, and, to the extent the Closing Level of the Successor Underlier differs from the Closing Level of the Underlier at the time of such substitution, proportionate adjustments will be made by the Calculation Agent to the Initial Underlier Level.

Upon any selection by the Calculation Agent of a Successor Underlier, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to the Issuer and to DTC, as holder of the notes, within three Business Days of such selection. We expect that such notice will be made available to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Underlier Publisher discontinues publication of the Underlier prior to, and such discontinuance is continuing on, the Determination Date and the Calculation Agent determines, in its sole discretion, that no Successor Underlier is available on such date, then the Calculation Agent will determine the price for such Underlier on the Determination Date using the formula for calculating such Underlier last in effect prior to such discontinuance.

If the method of calculating the Underlier or a Successor Underlier is modified so that the value of such Underlier is a fraction of what it would have been if it had not been modified (e.g., due to a split in the Underlier), and the Calculation Agent, in its sole discretion, determines that such modification is not a Material Change in Formula, then the Calculation Agent will adjust such Underlier in order to arrive at a price of such Underlier or Successor Underlier as if it had not been modified (e.g., as if such split had not occurred).

Acceleration amount in case of an event of default: In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the value of such note on the day that is two business days prior to the date of such acceleration, as determined by the Calculation Agent (acting in good faith and in a commercially reasonable manner) by reference to factors that the Calculation Agent considers relevant, including, without limitation: (i) then-current market interest rates; (ii) our credit spreads as of the Trade Date, without adjusting for any subsequent changes to our creditworthiness; and (iii) the then-current value of the performance-based component of such note. Because the Calculation Agent will take into account movements in market interest rates, any increase in market interest rates since the Trade Date will lower the value of your claim in comparison to if such movements were not taken into account.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to the Issuer, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the default amount.

Trustee: The Bank of New York Mellon

Calculation Agent: Morgan Stanley Capital Group Inc. (“MSCG”) and its successors.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Cash Settlement Amount, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., ..876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per note, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of notes, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Underlier Level, the Final Underlier Level, the Underlier Return and whether a Market Disruption Event has occurred. See “Discontinuance of the Underlier; alteration of method of calculation.” The Calculation Agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

Issuer Notice To Registered Security Holders, the Trustee and the Depositary: In the event that the Stated Maturity Date is postponed due to postponement of the Determination Date, the Issuer shall give notice of such postponement and, once it has been determined, of the date to which the Stated Maturity Date has been rescheduled (i) to each registered holder of the notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the Trustee by facsimile confirmed by mailing such notice to the Trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The Issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Stated Maturity Date, the Business Day immediately preceding the scheduled Stated Maturity Date, and (ii) with respect to notice of the date to which the Stated Maturity Date has been rescheduled, the Business Day immediately following the actual Determination Date for determining the Final Underlier Level.

The Issuer shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to the depositary of the amount of cash, if any, to be delivered with respect to each Face Amount of notes, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Stated Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the notes, if any, to the Trustee for delivery to the depositary, as holder of the notes, on the Stated Maturity Date.

CUSIP no.: 61773FEE9

ISIN: US61773FEE97

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical Closing Levels of the Underlier on the Determination Date could have on the Cash Settlement Amount.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; no one can predict what the level of the Underlier will be on any day during the term of the notes, and no one can predict what the Final Underlier Level will be on the Determination Date. The Underlier has at times experienced periods of high volatility — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are held to the Stated Maturity Date. The value of the notes at any time after the Trade Date will vary based on many economic and market factors, including interest rates, the volatility of the Underlier, our creditworthiness and changes in market conditions, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount:	$1,000
Original Issue Price:	$1,028.00
Minimum Cash Settlement Amount:	None

•     Neither a Market Disruption Event nor a non-Underlier Business Day occurs on the Determination Date.

•     No discontinuation of the Underlier or alteration of the method by which the Underlier is calculated.

•     Notes held to the Stated Maturity Date.

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on the notes, if any, at maturity. We will not do so until the Trade Date. As a result, the actual Initial Underlier Level may differ substantially from the level of the Underlier at any time prior to the Trade Date.

For these reasons, the actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this document. For information about the historical levels of the Underlier during recent periods, see “The Underlier” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the middle column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical Cash Settlement Amounts expressed as percentages of the Original Issue Price of $1,028.00 (102.800% of the face amount) of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Face Amount of notes on the Stated Maturity Date would equal 100% of the Face Amount of notes and approximately 97.276% of the Original Issue Price, in each case, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above. The numbers appearing in the table below may have been rounded for ease of analysis.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)	(as Percentage of Original issue Price)
200.000%	200.000%	194.553%
175.000%	175.000%	170.233%
140.000%	140.000%	136.187%
130.000%	130.000%	126.459%
120.000%	120.000%	116.732%
110.000%	110.000%	107.004%
105.000%	105.000%	102.140%
103.000%	103.000%	100.195%
102.800%	102.800%	100.000%
101.000%	101.000%	98.249%
100.000%	100.000%	97.276%
90.000%	90.000%	87.549%
80.000%	80.000%	77.821%
70.000%	70.000%	68.093%
60.000%	60.000%	58.366%
50.000%	50.000%	48.638%
25.000%	25.000%	24.319%
0.000%	0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount would be 25.000% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Original Issue Price and held them to the Stated Maturity Date, you would lose approximately 75.681% of your investment. Since you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment than if you had purchased the notes at the Face Amount.

RISK FACTORS

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

RISKS RELATING TO AN INVESTMENT IN THE NOTES

The Notes Do Not Pay Interest Or Guarantee The Return Of Any Of Your Principal

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee any return of principal at maturity. If the Final Underlier Level is less than the Initial Underlier Level, you will receive for each note that you hold a Cash Settlement Amount that is less than the Face Amount of each note by an amount proportionate to the decline in the level of the Underlier. As there is no minimum Cash Settlement Amount on the notes, you could lose your entire initial investment, which would include any premium to the Face Amount you paid when you purchased the notes.

Additionally, the Original Issue Price is expected to be higher than the Face Amount of the notes, while the Cash Settlement Amount will be calculated based on the $1,000 Face Amount. As a result, you will lose some or all of your investment in the notes if the Underlier Return is less than the percentage by which the Original Issue Price you pay for your notes exceeds the $1,000 Face Amount of the notes.

Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes. See “Because You Are Purchasing Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” on page 11.

An Investment Linked To Commodity Futures Contracts Is Not Equivalent To An Investment Linked To The Spot Prices Of Physical Commodities

The Underlier has returns based on the change in price of futures contracts included in such Underlier, not the change in the spot price of the actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price. Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

The Stated Maturity Date Of The Notes Is A Pricing Term And Will Be Determined By Us On The Trade Date

We will not fix the Stated Maturity Date until the Trade Date, and so you will not know the exact term or the Determination Date of the notes at the time that you make your investment decision. The term could be as short as approximately 2 years, and as long as approximately 2 years and 3 months. You should be willing to hold your notes for up to approximately 2 years and 3 months, and the Stated Maturity Date selected by us could have an impact on the value of the notes. For example, if the Underlier appreciates, a note with a shorter term will result in a higher annualized return based on that appreciation than a note with a longer term. In addition, the Underlier may be lower on the actual Determination Date and the

Cash Settlement Amount may be lower than if the Determination Date and Stated Maturity Date had been set differently in the three-month range.

Because the Notes Are Offered At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The notes are offered at a premium to the Face Amount. If you purchase your notes at the Original Issue Price and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. The Cash Settlement amount will be calculated based on the Face Amount of the notes, which is lower than the Original Issue Price, and will not be adjusted based on the Original Issue Price you pay for the notes. As a result, you will lose some or all of your investment in the notes if the Underlier Return is less than the percentage by which the Original Issue Price you pay for your notes exceeds the $1,000 Face Amount of the notes.

If you purchase notes at any other price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the level of the Underlier at any time, the volatility (frequency and magnitude of changes in value) of the Underlier, the market prices of the futures contracts underlying the Underlier, and the volatility of such prices, trends of supply and demand for the futures contracts underlying the Underlier at any time, interest and yield rates in the market, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the futures contracts underlying the Underlier or commodities generally and which may affect the Final Underlier Level of the Underlier and any actual or anticipated changes in our credit ratings or credit spreads. The level of the Underlier may be, and has been, volatile, and we can give you no assurance that the volatility will lessen. See “The Underlier” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on our ability to pay all amounts due on the notes at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

As A Finance Subsidiary, MSFL Has No Independent Operations And Will Have No Independent Assets

As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they could not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

Investing In The Notes Is Not Equivalent To Investing In The Underlier

Investing in the notes is not equivalent to investing in the Underlier or the futures contracts that underlie the Underlier. By purchasing the notes, you do not purchase any entitlement to the futures contracts or forward contracts on the Underlier. Further, by purchasing the notes, you are taking our credit risk and not are not taking credit risk with respect to any counterparty to futures contracts or forward contracts on the Underlier.

The Amount Payable On The Notes Is Not Linked To The Level Of The Underlier At Any Time Other Than The Determination Date

The Final Underlier Level will be based on the Closing Level on the Determination Date, subject to adjustment for non-Trading Days and certain Market Disruption Events. Even if the level of the Underlier appreciates prior to the Determination Date but then drops by the Determination Date, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the level of the Underlier prior to such drop. Although the actual level of the Underlier on the Stated Maturity Date or at other times during the term of the notes may be higher than the Final Underlier Level, the Cash Settlement Amount will be based solely on the Closing Level on the Determination Date.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than Both The Original Issue Price And The Face Amount And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price and the Face Amount, which is, in turn, lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes, including a fee payable by our affiliate MS & Co. for the use of the electronic platform of SIMON Markets LLC, which is a broker-dealer affiliated with Goldman Sachs & Co. LLC, a dealer participating in the distribution of the notes, in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of Morgan Stanley And An Affiliate Of MSFL, Will Make Determinations With Respect To The Notes

As Calculation Agent, MSCG will determine the Initial Underlier Level and the Final Underlier Level and will calculate the Cash Settlement Amount you receive at maturity, if any. Moreover, certain determinations made by MSCG, in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a successor index or calculation of the Final Underlier Level in the event of a Market Disruption Event or discontinuance of the Underlier. These potentially subjective determinations may adversely affect the Cash Settlement Amount at maturity, if any. For further information regarding these types of determinations, see “Key Terms” starting on page 3 and “—Calculation Agent” on page 6 of this pricing supplement. In addition, MS & Co. has determined the estimated value of the notes on the Trade Date.

Hedging And Trading Activity By Our Affiliates Could Potentially Adversely Affect The Value Of The Notes

One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and to other instruments linked to the Underlier), including trading in the commodities futures contracts that underlie the Underlier, and possibly in other instruments related to the Underlier. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the Underlier and other financial instruments related to the Underlier on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially increase the Initial Underlier Level, which is the level at or above which the Underlier must close on the Determination Date so that investors do not receive a payment at maturity per note that is less than the $1,000 Face Amount of the Notes. Additionally, such hedging or trading activities during the term of the notes, including on the Determination Date, could adversely affect the level of the Underlier on the Determination Date, and, accordingly, the Cash Settlement Amount an investor will receive at maturity, if any. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

Past Performance is No Guide to Future Performance

The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Uncertain

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes supersede the discussions contained in the accompanying prospectus supplement.

Subject to the discussion under “United States Federal Taxation” in this pricing supplement, although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP (“our counsel”), under current law, and based on current market conditions, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, because our counsel’s opinion is based in part on market conditions as of the date of this preliminary pricing supplement, it is subject to confirmation on the pricing date.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly from the tax treatment described herein. For example, under one possible treatment, the IRS could seek to recharacterize the notes as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

RISKS RELATING TO THE UNDERLIER

Investments Linked To Commodities Are Subject To Sharp Fluctuations In Commodity Prices

Investments linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and related contracts over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; cyberattacks; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence;

technological developments; changes in interest rates; and trading activities in commodities and related contracts. These factors may affect the settlement price of the Underlier and the value of your notes in varying and potentially inconsistent ways. As a result of these or other factors, the level of the Underlier may be, and has recently been, volatile. See “The Underlier” below.

Higher Future Prices Of The Underlier Commodities Relative To Its Current Prices May Adversely Affect The Value Of The Underlier And The Value Of The Notes

The Bloomberg Commodity IndexSM is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that compose the Underlier approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Bloomberg Commodity IndexSM have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Bloomberg Commodity IndexSM have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The presence of contango and absence of backwardation in the commodity markets could result in negative “roll yields,” which would adversely affect the value of the Underlier, and, accordingly, the value of the notes.

The Return on Your Notes Is Based on an Underlier That Reflects Excess Return, Not Total Return

The return on your notes is based on the performance of the Underlier, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the Underlier Contracts. It is not, however, linked to a “total return” index, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the Underlier Contracts. The return on your notes will not include such a total return feature or interest component.

Legal And Regulatory Changes Could Adversely Affect The Return On And Value Of The Notes

Futures contracts and options on futures contracts, including those related to each Underlier Contract, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts. While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the notes.

Suspensions Or Disruptions Of Market Trading In Commodity And Related Futures Markets Could Adversely Affect The Price Of The Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Underlier, and, therefore, the value of the notes.

The Underlier May In The Future Include Contracts That Are Not Traded On Regulated Futures Exchanges

The Underlier was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the Underlier continues to be composed exclusively of regulated futures contracts. However, the Underlier may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act of 1936, as amended, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the indices may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts. The termination or replacement of any designated contract may have an adverse impact on the value of the Underlier.

Adjustments To The Underlier Could Adversely Affect The Value Of The Notes

The publisher of the Underlier may add, delete or substitute the commodity contracts constituting the Underlier or make other methodological changes that could change the level of the Underlier. The publisher of the Underlier may discontinue or suspend calculation or publication of the Underlier at any time. Any of these actions could adversely affect the value of the notes. Where the Underlier is discontinued, the Calculation Agent will have the sole discretion to substitute a successor underlier that is comparable to the Underlier and will be permitted to consider indices that are calculated and published by the Calculation Agent or any of its affiliates.

THE UNDERLIER

We have derived all information contained in this pricing supplement regarding the Underlier, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Bloomberg. The Underlier is calculated, maintained and published by Bloomberg Finance L.P. (“Bloomberg”).

The Bloomberg Commodity IndexSM is currently composed of 23 exchange-traded futures contracts on 21 physical commodities. It is quoted in U.S. dollars and reflects the return of underlying commodity futures price movements only. It reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Bloomberg Commodity IndexSM as described below. The value of the Bloomberg Commodity IndexSM is computed on the basis of hypothetical investments in the basket of commodities that make up the Bloomberg Commodity IndexSM.

The Bloomberg Commodity IndexSM was previously known as the Dow Jones–UBS Commodity IndexSM. On April 10, 2014, Bloomberg L.P. and UBS announced a partnership that has resulted in Bloomberg Indexes being responsible for governance, calculation, distribution and licensing of the bank’s commodity indices. The Dow Jones–UBS Commodity IndexSM was renamed the Bloomberg Commodity IndexSM as of July 1, 2014. Bloomberg acquired the Underlier in September 2020.

Overview

The Bloomberg Commodity IndexSM was introduced in July 1998 to provide a unique, diversified and liquid benchmark for commodities as an asset class. The Bloomberg Commodity IndexSM currently is composed of the prices of 23 exchange-traded futures contracts on 21 physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities included in the Bloomberg Commodity IndexSM for 2020 are: aluminum, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, RBOB gasoline, silver, soybean meal, soybean oil, soybeans, sugar, wheat (Chicago and KC HRW), ULS diesel and zinc. Futures contracts on the Bloomberg Commodity IndexSM are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Bloomberg Commodity IndexSM is a proprietary index that Bloomberg calculates. The methodology for determining the composition and weighting of the Bloomberg Commodity IndexSM and for calculating its value is subject to modification by Bloomberg at any time.

On July 1, 2014, Bloomberg became responsible for the governance, calculation, distribution and licensing of the Bloomberg Commodity IndexSM. The Bloomberg Commodity IndexSM was renamed from the Dow Jones–UBS Commodity IndexSM to the Bloomberg Commodity IndexSM and the ticker changed from “DJUBS” to “BCOM.” Currently, Bloomberg does not expect to make any material alteration to the calculation methodology of the Bloomberg Commodity IndexSM.

The Bloomberg Commodity IndexSM Oversight Committee

The Bloomberg Commodity IndexSM Oversight Committee (the “Committee”) assists Bloomberg in connection with the operation of the Bloomberg Commodity IndexSM. The Committee includes senior representatives from various Bloomberg business units. Questions and issues relating to the application and interpretation of the index methodology and calculations during periods of extraordinary circumstances in particular will be resolved or determined by the Committee, unless circumstances do not permit convening of a meeting of the Committee for its decision. In such circumstances, any such questions and calculations will be resolved or determined by Bloomberg in consultation, if practicable, with UBS.

Additionally, an external index advisory committee will convene to provide Blomberg with guidance and feedback from the investment community on index products and processes.

As described in more detail below, the Bloomberg Commodity IndexSM is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Bloomberg Commodity IndexSM are determined each year in June by Bloomberg. Following the Committee’s annual meeting in June or July, the annual weightings are publicly announced in July.

Composition of the Bloomberg Commodity IndexSM

Commodities Available For Inclusion in the Bloomberg Commodity IndexSM

With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the commodities with the potential for inclusion in the Bloomberg Commodity IndexSM is the subject of a futures contract that trades on a U.S. exchange.

The 25 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, lead, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, platinum, RBOB gasoline, silver, soybean meal, soybean oil, soybeans, sugar, tin, ULS diesel, wheat (Chicago and KC HRW) and zinc.

The 21 commodities underlying the Bloomberg Commodity IndexSM selected for 2021 are as follows: aluminum, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, RBOB gasoline, silver, soybean meal, soybean oil, soybeans, sugar, wheat (Chicago and KC HRW), ULS diesel and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several LME contracts, where the Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Committee selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, the Committee selects the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Bloomberg Commodity IndexSM. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract.

The composition of the Bloomberg Commodity IndexSM is recalculated by Bloomberg in June of each year, under the supervision of the Committee, taking in account the relative liquidity and production percentages for each commodity designated for potential inclusion in the Bloomberg Commodity IndexSM.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Bloomberg Commodity IndexSM are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group	Commodity
Energy:	Crude Oil (WTI and Brent)
Natural Gas
RBOB Gasoline
Low Sulphur Gas Oil
ULS Diesel
Precious Metals:	Gold
Platinum

Commodity Group	Commodity
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Soybean Oil
Soybean Meal
Wheat (Chicago and KC HRW)
Softs:	Cocoa
Coffee
Cotton
Sugar

The designated contracts for the commodities included in the Underlier along with their respective Final Commodity Index Percentages (Target Weights) for 2021 are as follows:

Commodity	Designated Contract	Trading Facility	2021 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	4.2083970%
Coffee	Coffee “C”	ICE Futures U.S.	2.7366190%
Copper	Copper	COMEX	5.3937680%
Corn	Corn	CBOT	5.5866490%
Cotton	Cotton No. 2	ICE Futures U.S.	1.5110980%

Commodity	Designated Contract	Trading Facility	2021 Final Commodity Index Percentages (%)
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	8.1448320%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE Futures Europe	6.8551680%
Gold	Gold	COMEX	14.6459560%
Ultra-Low-Sulfur Diesel (heating oil)	ULS Diesel (HO)	NYMEX	2.0820140%
Lean Hogs	Lean Hogs	CME	1.7263950%
Live Cattle	Live Cattle	CME	3.8464030%
Low Sulphur Gas Oil	Low Sulphur Gas Oil (QS)	ICE Futures Europe	2.6415190%
Natural Gas	Henry Hub Natural Gas	NYMEX	8.0720060%
Nickel	Primary Nickel	LME	2.7139540%
Silver	Silver	COMEX	4.3539140%
Soybean Meal	Soybean Meal	CBOT	3.5987640%
Soybean Oil	Soybean Oil	CBOT	3.1955900%
Soybeans	Soybeans	CBOT	5.8174090%
Sugar	Sugar No. 11	ICE Futures U.S.	2.9870850%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	2.1791840%
Wheat (Chicago)	Soft Wheat	CBOT	2.8850050%
Wheat (Kansas City HRW)	Hard Red Winter Wheat	CBOT	1.5713880%
Zinc	Special High Grade Zinc	LME	3.2468830%

Annual Reweightings and Rebalancings of the Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Bloomberg Commodity IndexSM are determined each year in June by AIG-FP under the supervision of the Committee, announced in July and implemented the following January.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Bloomberg Commodity IndexSM are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Bloomberg Commodity IndexSM, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Bloomberg Commodity IndexSM. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Bloomberg Commodity IndexSM. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Bloomberg Commodity IndexSM (the “Index Commodities”) and their respective percentage weights.

The Bloomberg Commodity IndexSM is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Bloomberg Commodity IndexSM, the following diversification rules are applied to the annual reweighting and rebalancing of the Bloomberg Commodity IndexSM as of January of the applicable year:

•	No related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Bloomberg Commodity IndexSM.

•	No single commodity may constitute more than 15% of the Bloomberg Commodity IndexSM.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Bloomberg Commodity IndexSM.

•	No single commodity that is in the Bloomberg Commodity IndexSM may constitute less than 2% of the Bloomberg Commodity IndexSM.

Following the annual reweighting and rebalancing of the Bloomberg Commodity IndexSM in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Bloomberg Commodity IndexSM by calculating the new unit weights for each Index Commodity. Towards the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement values on that date for Designated Contracts included in the Bloomberg Commodity IndexSM, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The Bloomberg Commodity IndexSM is calculated by Bloomberg by applying the impact of the changes to the futures prices of commodities included in the Bloomberg Commodity IndexSM (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Bloomberg Commodity IndexSM is a mathematical process whereby the CIMs for the Index Commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Index value to calculate the current Index value.

The Bloomberg Commodity IndexSM is a Rolling Index

The Bloomberg Commodity IndexSM is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five Index Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The Bloomberg Commodity IndexSM is, therefore, a “rolling index.”

Index Calculation Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Bloomberg Commodity IndexSM will be adjusted in the event that Bloomberg determines that any of the following index calculation exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Bloomberg Commodity IndexSM on that day,

•	the settlement value of any futures contract used in the calculation of the Bloomberg Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement value,

•	the failure of an exchange to publish official settlement values for any futures contract used in the calculation of the Bloomberg Commodity IndexSM, or

•	with respect to any futures contract used in the calculation of the Bloomberg Commodity IndexSM that trades on the LME, a business day on which the LME is not open for trading.

In addition, information about the Underlier may be obtained from other sources including, but not limited to, the Underlier Publisher’s website. We are not incorporating by reference into this document the website or any material it includes. Neither the issuer, the guarantor nor the agent makes any representation that such publicly available information regarding the Underlier is accurate or complete.

Historical Information

Information as of market close on June 16, 2021:

Bloomberg Ticker Symbol:	BCOM
Current Index Value:	93.4144
52 Weeks Ago:	63.9419
52 Week High (on 6/10/2021):	95.0283
52 Week Low (on 6/26/2020):	63.2194

The following graph sets forth the daily Closing Levels of the Underlier for each quarter in the period from January 1, 2016 through June 16, 2021. The Closing Level of the Underlier on June 16, 2021 was

93.4144. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification. The Underlier has at times experienced periods of high volatility. The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier. You should not take the historical levels of the Underlier as an indication of its future performance, and no assurance can be given as to the Closing Level of the Underlier on the Determination Date.

Bloomberg Commodity IndexSM Daily Underlier Closing Levels January 1, 2016 to June 16, 2021

Questions and Answers

The following is a non-exhaustive list of certain questions and answers relating to the Underlier and the notes. For further discussion of these and other issues, you should read the section entitled “Risk Factors” starting on page 10 in this pricing supplement and the section entitled “Risk Factors” in the accompanying prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

What does the Underlier track?

The Underlier for your notes is the Bloomberg Commodity IndexSM, an index currently composed of 23 exchange-traded futures contracts on 21 physical commodities and which reflects the return of underlying commodity futures price movements only.

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that compose the Underlier approach expiration, they are replaced by contracts that have a later expiration. This feature of the Underlier, which is discussed above and below, has important implications for changes in the value of the Underlier.

What is a commodity contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. At present, the Underlier is composed exclusively of regulated futures contracts. However, the Underlier may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.

Why do certain commodities indices track commodity contracts and not physical commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index consisting of a commodity contract, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and, therefore, in an index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the Underlier sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

Can the contract included in the Underlier be changed over time?

In order for a commodity contract to be included in the Bloomberg Commodity IndexSM for the first time or to remain in the Bloomberg Commodity IndexSM, such contract and its underlying physical commodity must satisfy predetermined criteria, e.g. denomination, duration until expiry, availability of contracts to be rolled into, location of the primary trading facility, accessibility to market participants, trading history, trading volume and minimum weight in the basket, as discussed in the section “The Underlier.” The Underlier sponsor reweights and rebalances the Bloomberg Commodity IndexSM each year. For further information with respect to changes in the composition of the Bloomberg Commodity IndexSM, refer to sections “Risk Factors” and “The Underlier” above.

If the price of the underlying physical commodities goes up, will the Underlier level, therefore, also go up?

Not necessarily.

The Underlier has returns based on the change in price of futures contracts included in such Underlier, not the change in the spot price of the actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price.

While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time, as described above under “Why do commodities indices track commodity contracts and not physical commodities?” Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the Underlier in order to retain an investment position in the futures contract. These adjustments, which are described above and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the Underlier. As a result, these adjustments may, in certain instances, cause a divergence between the performance of the Underlier and the performance of the underlying futures contract.

What does “rolling” a commodity contract mean?

Commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that compose the Underlier approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process, whereby an index periodically sells and buys commodity futures contracts to maintain investable exposure, is referred to as “rolling.”

The Underlier replicates an actual investment in the futures contract, and therefore takes into account the need to roll the futures contract included in the Underlier, and reflects the effects of this rolling. Specifically, as a futures contract included in the Underlier approaches expiration, the Underlier is calculated as if the commodity contract in the first delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next available delivery month. If the price of the second commodity contract is lower than the price of the first commodity contract, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

Conversely, if the price of the second commodity contract is higher than the price of the first contract, the “rolling” process results in a smaller quantity of the second commodity contract being acquired for the same value.

What do “contango” and “backwardation” mean?

The act of selling and buying future delivery contracts at a premium or a discount over the current spot price leads to a commodity being in backwardation or contango.

A commodity is said to be in contango when the prices of futures contracts for the commodity are higher in the distant delivery months than in the nearer-delivery (or current) months.

In contrast, when the prices of futures contracts for a commodity are lower in the distant-delivery months than in the nearer-delivery (or current) months, then the commodity is said to be in backwardation.

How does rolling affect the level of the Underlier?

“Rolling” can affect the Underlier in the following two ways:

First, if, as described above under “What does “rolling” a commodity contract mean?” above, the Underlier theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be greater than if the Underlier had owned the same number of commodity contracts as before the rolling process. Conversely, if the Underlier theoretically owns a smaller quantity of the futures contract as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the futures contract will be less than if the Underlier had owned the same quantity of the futures contract as before the rolling process. Therefore, these differentials in the quantities of the futures contract sold and purchased may have a positive or negative effect on the level of the Underlier (measured on the basis of its dollar value).

Second, the Underlier theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract.

Holding other factors constant, backwardation generally has a positive impact on commodity index performance. Consider an index that is invested in futures contracts of a commodity that is exhibiting backwardation; that is, the price of nearer-delivery contract is higher than the price of distant-delivery contract. In the course of periodic rolling of futures contracts for a commodity exhibiting backwardation, the index sells nearer-delivery contract at a higher price and buys the distant-delivery contract at a lower price, resulting in a gain. Similarly, holding other factors constant, contango generally has a negative impact on commodity index performance. Consider an index that is invested in futures contracts of a commodity that is exhibiting contango; that is, the price of nearer-delivery contract is lower than the price of distant-delivery contract. In the course of the periodic rolling of futures contracts for a commodity exhibiting contango, the index will sell the nearer-delivery contract at a lower price and buy the distant-delivery contract at a higher price, resulting in a loss. This loss, experienced during periodic rolling of a commodity index, is also known as negative roll return (or negative carry). Along the same lines, for an index invested in futures contracts on a commodity exhibiting contango, less contango would mean lower negative roll return associated with the periodic rolling of futures contracts for that commodity. However, there are a number of different factors affecting the Underlier level (as described below in “What factors affect the calculation of the level of the Underlier other than rolling?”).

Does the Underlier have a total return feature?

No. The return on your notes is based on the performance of the Underlier, which reflects the price return and roll yield of the futures contract included in the Underlier. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the Underlier Contract. The Underlier and, therefore, the return on your notes will not include such a total return feature or interest component.

What factors affect the calculation of the level of the Underlier other than rolling?

The value of the Underlier on any day is determined by making certain adjustments to the value of the Underlier on the immediately preceding day, based mainly on the performance of the futures contract. The factor affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts are: (i) the price of the commodity contracts included in the Underlier, (ii) the weight of each commodity contract in the Underlier and (iii) the diversification rules for determining the weights of the commodity contracts included in the Underlier.

The price of the commodity contract reported by the relevant trading facilities expose the Underlier to price volatility. The weight of each contract in the Underlier will be determined annually based on the liquidity of the underlying commodity contracts, the production of the underlying physical commodity and the percentage restrictions for the diversification of the commodities included in the Underlier.

Can we assume any of such factors will have a direct effect on the level of the Underlier?

These factors are interrelated in complex ways and affect the performance of the commodity contract comprising the Underlier and, therefore, may offset each other in calculation of the level of the Underlier. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of the underlying physical commodity) will have a direct and linear effect on the performance of the commodity contract and the level of the Underlier at any given time. The level of the Underlier, and therefore the amount payable on your notes, may decline even when one or more of these factors is favorable for the reasons explained in these questions and answers.

The Underlier has at times experienced periods of high volatility. We cannot predict the future performance of the Underlier. You should not take the historical levels of the Underlier as an indication of its future performance, and no assurance can be given as to the closing level of the Underlier on the Determination Date.

Where can additional information on the Underlier be obtained?

For information about recent levels of the Underlier, please read the subsection entitled “Historical Information” above. For further explanation on the Underlier methodologies of the Underlier for your notes and the Bloomberg Commodity IndexSM, please refer to the section “The Underlier” above.

Additional information about the Underlier may be obtained from other sources including, but not limited to, the Underlier Publisher’s website. We are not incorporating by reference into this document the website or any material it includes. Neither the issuer, the guarantor nor the agent makes any representation that such publicly available information regarding the Underlier is accurate or complete.

License Agreement between Bloomberg and Morgan Stanley

“Bloomberg®”, “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”). Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with Morgan Stanley, and Bloomberg and UBS do not approve, endorse, review, or recommend the notes. Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM.

“Bloomberg®” and “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”).

The notes are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The Bloomberg Commodity IndexSM is determined, composed and calculated by Bloomberg in conjunction with UBS Securities without regard to Morgan Stanley or the notes. Bloomberg and UBS Securities have no obligation to take the needs of Morgan Stanley or the owners of the notes into consideration in determining, composing or calculating Bloomberg Commodity IndexSM. None of Bloomberg, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Morgan Stanley, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Bloomberg Commodity IndexSM and Bloomberg Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Bloomberg Commodity IndexSM and the notes.

This pricing supplement relates only to commodity-linked notes and does not relate to the exchange-traded physical commodities underlying any of the Bloomberg Commodity lndexSM components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Bloomberg Commodity lndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Bloomberg Commodity lndexSM components has been derived solely from publicly available documents. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Bloomberg Commodity IndexSM components in connection with the notes. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Bloomberg Commodity lndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of the ownership and disposition of the notes. This discussion applies only to initial investors in the notes who:

•	purchase the notes in the original offering; and

•	hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	certain dealers and traders in securities or commodities;

•	investors holding the notes as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts; or

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any alternative minimum tax consequences or consequences resulting from the Medicare tax on investment income.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Persons considering the purchase of the notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, under current law, and based on current market conditions, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the notes or instruments that are similar to the notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with the tax treatment described herein. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments of the notes). Unless otherwise stated, the following discussion is based on the treatment of the notes as described in the previous paragraph.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Assuming the treatment of the notes as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Settlement. A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the notes should equal the amount paid by the U.S. Holder to acquire the notes.

Sale, Exchange or Settlement of the Notes. Upon a sale, exchange or settlement of the notes, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the notes sold, exchanged or settled. Any gain or loss recognized upon the sale, exchange or settlement of the notes should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at such time, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper tax treatment of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). If the IRS were successful in asserting that the Contingent Debt Regulations applied to the notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of their issuance, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the notes. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the notes would generally be treated as ordinary income, and any loss realized would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Other alternative federal income tax treatments of the notes are also possible, which if applied could significantly affect the timing and character of the income or loss with respect to the notes. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the payment on the notes at maturity and the payment of proceeds from a sale, exchange or other disposition of the notes, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with the payment on the notes and the payment of proceeds from a sale, exchange or other disposition of the notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

•	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States; or

•	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

Tax Treatment upon Sale, Exchange or Settlement of the Notes

In general. Assuming the treatment of the notes as set forth above is respected, and subject to the discussion below concerning backup withholding, a Non-U.S. Holder of the notes generally will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Subject to the discussion below regarding FATCA, if all or any portion of a note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the notes would not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of Morgan Stanley stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to Morgan Stanley through stock ownership;

•	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note (or a financial institution holding a note on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form) on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the notes should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. Non-U.S. Holders should note that we currently do not intend to withhold on payments made with respect to the notes to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above and to the discussion below regarding FATCA). However, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the notes to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld. Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including the possible implications of the notice referred to above.

Section 871(m) Withholding Tax on Dividend Equivalents

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Because the notes reference an index that does not include any Underlying Security, payment on the notes to Non-U.S. Holders should not be subject to Section 871(m).

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the notes may be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the notes.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the notes at maturity as well as in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Notes ― Certification Requirement” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. FATCA generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). If the notes were recharacterized as debt instruments, FATCA would apply to any payment of amounts treated as interest and to payments of gross proceeds of the disposition (including upon retirement) of the notes. However, under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds (other than amounts treated as FDAP income). If withholding were to apply to the notes, we would not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The discussion in the preceding paragraphs, insofar as it purports to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of an investment in the notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

No interest or dividends: The notes will not pay interest or dividends.

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Purchase at amount other than Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. The Original Issue Price represents a premium to the Face Amount. See “Risk Factors— Because the Notes Are Offered At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 11 of this document.

Use of proceeds and hedging: The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the notes, by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to take positions in swaps and futures contracts on the commodity contracts underlying the Underlier or positions in any other available instruments that they may wish to use in connection with such hedging. Such purchase activity could increase the level of the Underlier on the Trade Date, which is the level at or above which the Underlier must close on the Determination Date so that investors do not receive a payment at maturity per note that is less than the $1,000 Face Amount of the Notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the Determination Date, by purchasing and selling swaps and futures contracts on the commodities underlying the Underlier or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the level of the Underlier, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity, if any. For further information on our use of proceeds, see “Use of Proceeds” in the accompanying prospectus.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: We expect to agree to sell to MS & Co., and MS & Co. expects to agree to purchase from us, the aggregate face amount of the offered notes specified on the cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the original issue price set forth on the cover of this pricing supplement less a concession not in excess of 2.00% of the Face Amount. The price to public will be between 101.80% and 102.80% of the Face Amount. Because the Original Issue Price will be between 101.80% and 102.80% per note, you are purchasing your notes at a premium to the face amount. MSCG, the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the Trade Date will be no lower than the minimum level described in “Estimated Value” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Use of Proceeds” in the accompanying prospectus.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two Business Days after the Trade Date, purchasers who wish to transact in the notes more than two Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

WHERE YOU CAN FIND MORE INFORMATION

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, MSFL and/or Morgan Stanley will arrange to send you the prospectus supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov.as follows:

Prospectus Supplement dated November 16, 2020

Prospectus dated November 16, 2020

Terms used but not defined in this document are defined in the prospectus supplement or in the prospectus.